Exhibit 5.2

PRK Partners / Bellák
Pauler Office Building, Pauler utca 11.
1013 Budapest, Hungary
tel.: +36 - 1 - 331 4580
fax: +36 - 1 - 354 0125
www.prkpartners.com

Steven Conybeare
Charles Campise	Solicitor, England & Wales
Toreador Resources Corporation	Registered with the Budpest Bar Association
13760 Noel Road, Suite 1100	Partner
Dallas, TX 75240-1383	Email: steven.conybeare@prkpartners.com
USA	Direct Dial: 00 36 20 423 1997

BY EMAIL ONLY (ccampise@toreador.net)
13 March 2009

Dear Charles

HUNGARIAN MINING LEGISLATION

You have requested me to confirm your understanding of the position relating to a so-called grace period of 1 year immediately following the expiry of an exploration license in Hungary. This is required to assist you in connection with the annual audit and in particular to assist demonstrate the availability of certain economic reserves as advised to you by your other retained advisers.

As you aware, the relevant law in Hungary is the Mining Act 1993 (as amended) (“Act”) and which has also been supplemented by a Government Decree, which has itself been amended. The latter is a form of secondary legislation similar to a statutory instrument pursuant to which execution of the primary legislation (the Act) is implemented. The relevant Government Decree is that numbered 203/1998 (amended by 282/2003 and then further amended by 106/2005 and then again by 145/2006 and in part by 268/2006).

An exploration license is for a fixed duration, and in practical terms it means a maximum of 8 years from the date of the resolution approving the Technical Operating Plan (“TOP”) (which itself has to be submitted within 6 months from the final and enforceable award of the license) and which contents are defined by Section 6/C (2) of Decree 203/1998.

Pursuant to Section 22 (3) of the Act, the grant of an exploration license confers the following exclusive rights:-

1.                                       to file a TOP;

2.                                       to pursue exploration in the area in accordance with the TOP; and

3.                                       to apply for a mining plot (production license) once a Closing Report has been approved.

Item 3 above, is supplemented by Section 26/A (3)(a) which also states that only if the Closing Report is approved by the mining authority can a mining plot application be submitted. Approval requires a formal resolution of the mining authority pursuant to Section 8(1) of Decree 203/1998)

At the end of the exploration period, or earlier return of the area, the license holder has a number of obligations, which are:-

BUDAPEST • PRAGUE • BRATISLAVA • OSTRAVA

Bellák & Partners Law Office is a member of PRK Partners, a legal and tax services organisation, the members of which are separate and distinct legal entities registered within their applicable jurisdictions. Any reference to PRK shall be construed as a reference to the specific entity providing the services.

1.             To submit a Closing Report within 6 months (see Section 8 (1) of Decree 203/1998 for the contents of Closing Report and timing);

2.             To return on a mandatory basis any section of the licensed area for which it has not applied for a mining plot (production license) within 1 year (see Section 7 (3) of 203/1998).

At the same time, whilst Section 22(2) does not itself cross-reference Section 14 (2) of the Act, the latter clearly provides that a license holder may within 1 year of completion of prospecting apply for the area to be qualified as a mine plot. If the license holder fails to submit to the mining authorities the application by the prescribed deadline, the concession is terminated.

All of this means that a part of the exploration rights remains valid and subsisting for this 1 year period. This is further confirmed because a mining plot can only be applied for by a mining entrepreneur holding exploration rights as per Section 22 (1) of the Act. Therefore, a holder of a license which expires must still hold exploration rights because of the exclusive right (to apply for a mining plot) and obligation (to submit a Closing Report) imposed on that license holder.

Whilst there is no explicit reference to a 1 year grace period as such, the above when considered in its entirety, must mean that there is a 1 year period during which the mining plot application can be submitted and which is necessarily after the expiry of the license period. Thus, the implication is that for a period of 1 year from the license expiry, no other party may apply for that same exploration area as to do so would necessarily prohibit a mining plot being formed anywhere over the entire license area.

In other words, every license holder has a period of 1 year following the expiry of its license within which it must choose whether or not to apply for a mining plot. This 1 year period can be called a grace period, as it is not formally part of the exploration phase of the license (it does not permit any activity other than submitting a Closing Report and a mining plot application), but it is an integral part of the rights granted pursuant to an exploration license.

We trust that the above provides you with the confirmation you require.

In accordance with our usual practice, this letter, containing our views and opinions, is only to be used and relied upon by the addressee being the intended beneficiary. This letter cannot be relied upon by any other party without our prior written consent.

We hereby consent to the filing of this opinion in the Annual Report on Form 10-K for the year ended December 31, 2008 and to the reference to our firm in such Annual Report on Form 10-K and any summaries of our opinion in such Annual Report on Form 10-K.

In giving such consent, we do not admit that come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Yours sincerely
/s/: Steven Conybeare
STEVEN CONYBEARE

cc. Travis Wetzlaugk, Toreador Hungary (twetzlaugk@toreador.hu)